Exhibit 10.1
Execution Copy
January 7, 2009
Scott A. Edmonds
c/o Chico’s FAS, Inc.
11215 Metro Parkway
Ft. Myers, Florida 33912
Dear Scott:
Reference is made to your employment agreement with Chico’s FAS, Inc. (the “Company”), dated December 29, 2003, as amended on June 22, 2004 and December 19, 2008 (the “Employment Agreement”). We understand that you have determined to resign as an officer and director of the Company. This letter (the “Letter”) addresses certain matters arising under your Employment Agreement and otherwise in connection with your separation from employment with the Company. Unless otherwise defined herein, capitalized terms shall have the meaning set forth in the Employment Agreement.
     1.     Separation from Employment. Your separation from employment will be effective as of January 7, 2009 (the “Separation Date”) and as of such date you shall cease to be employed by the Company in any capacity and you shall resign from all executive positions you then hold with the Company and its subsidiaries. Your resignation as a member of the Board of Directors of the Company (as well as of the Board of Directors of any of the Company’s subsidiaries) shall be effective as of the Separation Date. Notwithstanding anything in the Employment Agreement to the contrary, in consideration of your execution of this Letter, and as further provided herein, the parties agree that your resignation from the Company (i) shall be treated under the Employment Agreement as a “Termination By Employer Without Good Cause” pursuant to Section 8(d) of the Employment Agreement and an involuntary termination by the Company without cause for purposes of any other Company benefit plan or arrangement (including your Accrued Amounts), (ii) shall constitute a “separation from service” within the meaning of Section 409A of the Code as of the Separation Date, and (iii) shall not be subject to any prior notice provisions under the Employment Agreement. The Company shall continue to pay you at your current rate of basic salary and benefits through the Separation Date, in accordance with the Company’s payroll practices.
     2.     Payments Due Under the Employment Agreement. (a) Pursuant to Section 8(d) of the Employment Agreement, and conditioned on your execution of the release attached as Exhibit A to this Letter on the Separation Date and such release becoming effective pursuant to its terms on January 15, 2009 (such date being the “Effective Date” so long as you do not exercise your right to revoke such release on or before January 14, 2009), the Company shall pay you (subject to the payment delay provided for in the succeeding sentence) an aggregate of $4,376,000 (the “Separation Amount”), which represents two times the sum of (i) your current annual salary ($1,094,000) (“Basic Salary”) and (ii) your target bonus for the fiscal year ending January 31, 2009 (100% of Basic Salary). As provided for in Section 8(d) of the

Employment Agreement, the Separation Amount shall be paid to you or your estate (as the case may be), by wire transfer to an account designated by you or your legal representative in advance, on the earlier of the date which is six (6) months and one (1) day following the Separation Date or your death (the “409A Payment Date”). You shall also receive a pro-rata bonus, to the extent a bonus would otherwise be payable, for the applicable bonus period ending January 31, 2009, calculated in accordance with Section 8(b)(ii)(B) of the Employment Agreement (the “Pro Rata Bonus”), with such payment to be made to you in 2009 if and when fiscal year 2008 bonuses are paid to other executives of the Company. There shall be deducted from the payment of the Separation Amount and Pro Rata Bonus all applicable federal, state and local withholding taxes and other appropriate deductions.
     3.     Benefit Coverage Under the Employment Agreement. On and after the Effective Date, the Company shall provide you with continued health benefits for you and your dependents as provided under Sections 8(b)(ii)(C) and 8(d) of your Employment Agreement, either in the form of continued coverage or, if such continued coverage would be a taxable benefit, in the form of lump sum payment provided for under Section 8(b)(ii)(C) thereof. The provisions of Section 3(d) of the Employment Agreement shall apply to the reimbursement for costs, expenses or in-kind benefits in connection with your termination of employment. In the event that the Company changes to a partially or fully self-insured health plan during the coverage period that would be taxable to you under Section 105(h) of the Code, the parties mutually agree to negotiate in good faith at such time and to take commercially reasonable actions with the goal of providing that you shall not be subject to taxation for such continued health coverage.
     4.     Treatment of Equity Awards. (a) You have been granted stock options to purchase shares of common stock of the Company (the “Options”) pursuant to the terms of the Chico’s FAS, Inc. Omnibus Stock and Incentive Plan (the “Stock Incentive Plan”), as follows:

	Vested
	Options	Number of	Exercise
	as of	Unvested	Price Per	Remaining Vesting
Grant Date	1/7/2009	Options	Share	Dates
2/24/2003	50,000	0	$8.80
12/4/2003	100,000	0	$17.325
2/2/2004	133,334	0	$18.665
1/31/2005	187,500	0	$26.34
1/31/2006	60,000	30,000	$43.56
3/9/2007	30,000	60,000	$22.47	3/9/2009, 3/9/2010
3/7/2008	0	90,000	$7.42	3/7/2009, 3/7/2010, 3/7/2011
     (b) you have been granted restricted shares of common stock of the Company (the “Restricted Shares”) pursuant to the terms of the Stock Incentive Plan, as follows:

	Number of
	Unvested Out-
	Standing Restricted
Grant Date	Shares	Vesting Dates
1/31/2006	10,000	1/31/2009
3/9/2007	20,000	3/9/2009; 3/9/2010
6/8/2007	16,667	6/8/2009; 6/8/2010
3/7/2008	30,000	3/7/2009; 3/7/2010; 3/7/2011
     (c) As of the Effective Date, and as provided for the Employment Agreement, the Options and Restricted Shares shall be fully vested and in the case of the Options, fully exercisable until the earlier to occur of the ninetieth (90th) day following the Separation Date or the original expiration date of the Options as set forth in the Stock Incentive Plan or applicable Option agreements.
     5.     Outplacement Services. As provided for in Section 8(b)(ii) of the Employment Agreement, the Company shall provide you with executive outplacement assistance for one (1) year after the Separation Date.
     6.     Accrued Benefits. As provided for in Section 8(a)(i) of the Employment Agreement, the Accrued Amounts shall be paid within sixty (60) days of the Separation Date, with any bonus amount to be paid as it would otherwise have been paid in the normal course. In addition, following the Separation Date, you will be entitled to receive vested amounts payable to you under the Company’s 401(k) plan, Nonqualified Deferred Compensation Plans and other retirement and deferred compensation plans in accordance with the terms of such plans and applicable law.
     7.     Employment Agreement Provisions. Notwithstanding your separation from employment, your rights and obligations under the following provisions of the Employment Agreement shall remain in full force and effect: Section 10 (“Confidentiality”), Section 11 (“Noncompetition and Nonsolicitation”), Section 12 (“Specific Performance”), Section 13 (“Excise Taxes”), Section 15 (“Indemnification”), Section 16 (“Liability Insurance”), Section 18 (“Arbitration”) and Section 21 (“Binding Effect; Assignment”). The Company confirms that, as of the Separation Date, it has in compliance with the Employment Agreement arranged for and has in place directors and officers insurance coverage for you following the Separation Date.
     8.     Press Release. You and the Company agree that the Company shall issue a press release announcing your resignation promptly after the date hereof and that any further press releases and/or governmental filings with regard to the topics covered therein shall be consistent therewith. The Company agrees to provide you with an opportunity to review and comment upon the content of the press release a reasonable period in advance of its issuance, and to consider your comments in good faith before finalizing the press release.

     9.     Personal Effects. The Company shall cooperate with the Executive and permit the Executive to remove or direct the removal of his personal papers and possessions and effects from his office.
     10.     Cooperation in Transition.
     (a) The Executive agrees to be reasonably available, through March 31, 2009, to provide reasonable transition assistance to the Company; provided, that such assistance shall not require a significant expenditure of time or otherwise result in Executive’s provision of services to the Company that would otherwise affect his “separation from service” as of the Separation Date for purposes of Section 409A of the Code. The Company agrees to promptly reimburse the Executive for reasonable expenses incurred by him in connection with his cooperation pursuant to this paragraph.
     (b) The Executive agrees that, in the event he is subpoenaed or otherwise required by any person or entity (including, but not limited to, any government agency) to give testimony or produce documents (in a deposition, court proceeding or otherwise) which in any way relates to the Executive’s employment by the Company, he will, to the extent not legally prohibited from doing so, give prompt notice of such request to the General Counsel of the Company so that the Company may contest the right of the requesting person or entity to such disclosure before making such disclosure. Nothing in this provision shall require the Executive to violate his obligation to comply with valid legal process.
     (c) The Company agrees that payment by the Company of any amounts to the Executive under the terms of this Letter and the Employment Agreement, other than the reimbursement obligations set forth in this Section 10, shall not be conditioned upon compliance by the Executive with the foregoing paragraphs (a) and (b).
     11.     Attorney’s Fees. The Company shall reimburse you for your reasonable attorney’s fees incurred in connection with your separation from employment, with such amount to be paid to you on the 409A Payment Date.
     12.     No Mitigation/Settoff. The Executive shall not be required to mitigate the amount of any payment or benefit contemplated by Section 8 of the Employment Agreement or this Letter, nor shall any such payment or benefit described under those sections be reduced by any earnings or benefits you may receive from any other source. The Company’s obligation to pay you the amounts and benefits provided under the Employment Agreement and hereunder shall not be subject to set-off, counterclaim or recoupment of amounts owed by the Executive to the Company or its affiliates.

Signature:	/s/ Scott A. Edmonds	Date:	January 7, 2009

Scott A. Edmonds

CHICO’S FAS, INC.

By:	/s/ Ross Roeder	Date:	January 7, 2009

Title:	Chairman of the Board

EXHIBIT A
TO
EMPLOYMENT AGREEMENT WITH SCOTT A. EDMONDS
DATED AS OF SEPTEMBER 3, 2003
RELEASE
     WHEREAS, Scott A. Edmonds (the “Executive”) is an employee of Chico’s FAS, Inc., (the “Company”) and is a party to the Employment Agreement dated as of September 3, 2003 (the “Agreement”);
     WHEREAS, the Executive’s employment has been terminated and such termination has been treated by the parties as a “Termination By Employer Without Good Cause” pursuant to section 8(d) of the Agreement; and
     WHEREAS, the Executive is required to sign this Release in order to receive the payment of any compensation under Section 8 of the Agreement following termination of employment (other than to receive amounts earned and accrued prior to such termination).
     NOW, THEREFORE, in consideration of the promises and agreements contained herein and other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, and intending to be legally bound, the Executive agrees as follows:
     1.     This Release is effective on the date hereof and will continue in effect as provided herein.
     2.     In consideration of the payments to be made and the benefits to be received by the Executive pursuant to the Agreement as set forth in Section 2 of the letter agreement (the “Letter Agreement”) dated January 7, 2009 (collectively, the “Release Consideration), which the Executive acknowledges are in addition to payments and benefits to which the Executive would be entitled but for the Agreement, the Executive, for the Executive and the Executive’s dependents, successors, assigns, heirs, executors and administrators (and their respective legal representatives of every kind), hereby releases, dismisses, remises and forever discharges the Company, its predecessors, parents, subsidiaries, divisions, related or affiliated companies, officers, directors, stockholders, members, employees, heirs, successors, assigns, representatives, agents and counsel (collectively the “Released Party”) from any and all arbitrations, claims (including claims for attorneys’ fees), demands, damages, suits, proceedings, actions and/or causes of action of any kind and every description, whether known or unknown, which the Executive now has or may have had for, upon, or by reason of any cause whatsoever up to the date the Executive signs this Agreement (“Claims”), against the Released Party, including but not limited to:

     (a)     any and all Claims arising out of or relating to Executive’s employment by or service with the Company and the Executive’s termination from the Company;
     (b)     any and all Claims of discrimination, including, but not limited to, Claims of discrimination on the basis of sex, race, age, national origin, marital status, religion or handicap, including, specifically, but without limiting the generality of the foregoing, any Claims under the Age Discrimination in Employment Act, as amended, Title VII of the Civil Rights Act of 1964, as amended, the Americans with Disabilities Act; and
     (c)     any and all Claims of wrongful or unjust discharge or breach of any contract or promise, express or implied. Notwithstanding the foregoing, nothing herein shall be considered as releasing the Released Party from:
          (i)     its obligations to pay and/or provide the Release Consideration or as an agreement by the Executive not to file a lawsuit to enforce the payment and/or providing of the Release Consideration;
          (ii)     any rights that the Executive may have to indemnification and directors and officers liability insurance coverage;
          (iii)     the Executive’s right to enforce the terms of the Agreement and the Letter Agreement; and
          (iv)     any rights that cannot be waived by applicable law.
     3.     The Executive acknowledges and agrees that no further sums are owed to him by the Company or any of the Released Parties arising out of or relating to Executive’s employment with the Company, except as expressly provided in the Agreement, the Letter Agreement, or with respect to the Accrued Amounts.
     4.     The Executive represents that he has not filed against the Company or any of the Released Parties any complaints, charges or lawsuits arising out of his employment by the Company, or any other matters arising on or prior to the date he signed this Release. Executive covenants and agrees that he will not seek any personal recovery against the Company or any of the Released Parties arising out of any of the matters released in this Release.
     5.     The Executive understands and acknowledges that the Company does not admit any violation of law, liability or invasion of any of the Executive rights and that any such violation, liability or invasion is expressly denied. The consideration provided for this Release is made for the purpose of settling and extinguishing all Claims and rights (and every other similar or dissimilar matter) that the Executive ever had or now may have against the Company to the extent provided in this Release. The Executive further agrees and acknowledges that no representations, promises or inducements have been made that the Company other than as appear in the Agreement.
     6.     The Executive further agrees and acknowledges that:
          (a)     the Release provided for herein solely releases Claims up to and including the date of execution of this Release;
          (b)     the Executive has been advised by the Company to consult with legal counsel prior to executing this Release, has had an opportunity to consult with and to be advised by legal counsel of the Executive’s choice, fully understands the terms of this Release, and enters into this Release freely, voluntarily and intending to be found;
          (c)     the Executive has been given a period of more than 21 days to review and consider the terms of this Release prior to Executive’s execution (as Executive acknowledges and agrees that the substantial form of this Release was originally provided to him for his review in the Employment Agreement and that subsequent negotiations, material or immaterial, did not restart the 21 day review period); and
          (d)     the Executive may, within 7 days after execution, revoke this Release. Revocation shall be made by delivering a written notice of revocation to the Chief Financial Officer at the Company. For such revocation to be effective, written notice must be actually received by the Chief Financial Officer at the Company no later than the close of business on the 7th day after the Executive executes this Release. If the Executive does exercise the Executive’s right to revoke this Release, all of the terms and conditions of the Release shall be of no force and effect and the Company shall not have any obligation to make payments or provide benefits to the Executive as set forth in Sections 8 of the Agreement.
     7.     The Executive waives and releases any Claims that the Executive has or may have to reemployment after January 7, 2009.

IN WITNESS WHEREOF, the Executive has executed and delivered this Release on the date set forth below.

Dated:	January 7, 2009

/s/ Scott A. Edmonds

Executive